Prisma Imaging, Inc.



ANNUAL REPORT

13800 Tech City Circle, Suite #315

Alachua, FL 32615

(770) 367-3658

www.prismaimaging.com

This Annual Report is dated April 27, 2023.

BUSINESS

Prisma has developed a novel system that will be capable of providing both digital radiographic and CT imaging of the entire anatomy of a conscious, weight-bearing horse. This development represents an opportunity to improve upon existing imaging employed in the equine industry and will displace traditional CT imaging. Current CT technology requires the horse to be anesthetized (knocked out) and is not capable of imaging the horse's entire anatomy, including the high-mass regions (axial skeleton, abdomen, hips, and pelvis). These improvements represent an opportunity to provide better diagnostics, performance, care and promote the health and welfare of horses compared to current imaging technology.

Prisma entered into an exclusive license with the University of Florida in November 2017 for Patent # 7,441,953 B2 which relates to the system's motion correction during radiographic imaging. Prisma recently filed a provisional patent in May 2022 related to containing and keeping the horse safe during imaging.

Prisma was originally formed as a Delaware limited liability company on November 23, 2016, and converted to a Delaware C-corporation on December 21, 2021. The company's conversion to a C-corporation was completed in conjunction with initiating a $4 million Preferred Seed Series funding round that will remain active during its StartEngine campaign.

Prisma will sell its robotic CT imaging system to large equine veterinary clinics and university schools of veterinary medicine. The company will also deploy mobile, robotic CT imaging systems to address demand in markets where a clinic- or university-based system is not available. The company's revenue model includes an initial purchase price for the system as well as recurring payments based on studies performed.

Prisma is committed to supporting the humane treatment of animals in all categories, including our beloved pets, animals that live in captivity (in zoos and nature habitats), and in our food chain. As a part of this commitment, Prisma has pledged 1% of net sales to Brooke USA to help support its mission to improve the health and well-being of working equine animals worldwide.

Prisma Imaging LLC was originally formed as an LLC in the state of Delaware on November 23, 2016. Prisma then converted to Prisma Imaging, Inc., a Delaware Corporation, on December 22, 2021.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: Product development services.
Date: March 30, 2020
Offering exemption relied upon: 506(d)(1,2,3), 506(e)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,035,000
Number of Securities Sold: 1,035,000
Use of proceeds: R&D and general operational expenses
Date: December 22, 2021
Offering exemption relied upon: 506(c)

Name: Reg CF
Type of security sold: Equity
Final amount sold: $35,744
Number of Securities Sold: 43,283
Use of proceeds: R&D and general operating expenses
Date: June 1, 2022
Offering exemption relied upon: Reg CF, 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Prisma Imaging Inc. is a technology development company that has completed significant milestones to bring a next generation, CT imaging system to the equine veterinary services market. Prisma expects to generate revenue within 12-months of completing current funding efforts.

Foreseeable major expenses based on projections:

The majority of Prisma's projected expense over the next 12 months is related to completing the final commercial-readiness stage of development of the robotic CT imaging system including the deployment of commercially-ready systems.

Future operational challenges:

The technology risk associated with developing a working robotic CT imaging system has been significantly reduced by Prisma based on the current state of development and overall system readiness. The final stage of development involves finalization of the system's user interface followed by the active deployment of commercially-ready systems to multiple sites and tracking of system performance to validate system readiness. The remaining challenges are primarily related to effective operational execution.

Future challenges related to capital resources:

Current funding targets will allow the final stage of development to be completed and initial systems to be installed within 9 months of receiving necessary capital. Prisma projects operating revenue to be sufficient to fund operations within within 12 months after the first commercially-ready systems are operational.

Future milestones and events:

1) Successfully closing of its current round of funding to secure necessary capital to fund final stage of R&D.
2) Completion of the final stage of development to deploy commercially-ready systems and,
2) Commencement of commercial sales.
Based on the recurring revenue model being employed by Prisma, these two milestones being accomplished will allow the company to be sustained by operating revenue, and reaching profitability within 12 months of deployment of the initial commercially-ready systems.

Prisma expects to perform its first live horse imaging study with its minimally viable product (MVP) in April of 2023.

Future company milestones include 1) installation of the MVP version of its system (currently requires multiple system operators) at a large equine veterinary practice. 2) completion of the field-ready version of its system (single operator system), and 3) finalization of a commercially ready system for sales. Prisma will require successful closure of its current funding round to accomplish these future company milestones.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $43,363.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Bank of America
Amount Owed: $50,501.38
Interest Rate: 18.0%

Creditor: Citi Master Card
Amount Owed: $15,883.29
Interest Rate: 16.0%

Creditor: S. Meyers
Amount Owed: $30,000 Debt to Equity Instrument
Interest Rate: 8% Simple

Creditor: SKP Pegasus Investments LLC
Amount Owed: $30,000 Debt to Equity Instrument
Interest Rate: 10% Simple

Creditor: T. Carabajal
Amount Owed: $30,000 Debt to Equity Instrument
Interest Rate: 8% Simple

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brian Tisher
Brian Tisher's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Financial Officer
Dates of Service: September, 2021 - Present

Responsibilities: Brian holds primary responsibility for monitoring the overall financial condition of the company by leading and directing the accounting, financial reporting, and support functions including direct oversight of the day-to-day financial operations of the business. This includes management of the banking functions and the tracking of the equity securities and long-term financing objectives of the company. His current base salary is $48,000 per year. The option to purchase up to 360,000 shares of the common stock of the Company (the "Common Stock") at an exercise price that is intended to be not less than the fair market value of the underlying Common Stock on the date of grant as determined by the Board, or other mutually agreed upon source following an independent third-party 409A valuation.

Other business experience in the past three years:
Employer: HealthSteps LLC
Title: Co-founder and Chief Operating Officer
Dates of Service: December, 2017 - May, 2020
Responsibilities: Led development efforts and operations/project management
Other business experience in the past three years:

Employer: University of Florida
Title: Adjunct Faculty Member/Mentor in Residence/Advisory Board Member
Dates of Service: August, 2015 - Present
Responsibilities: Teach graduate students in financial management within healthcare sector.
Also teach healthcare leadership, skills and styles

Other business experience in the past three years:
Employer: UF Innovate
Title: Mentor in Residence/Advisory Board member
Dates of Service: April, 2015 - April, 2020
Responsibilities: Mentoring startup company clients of UF Innovate to raise capital,
commercialize technology and/or services. Served on governance board of UF Innovate.

Name: Michael Silver
Michael Silver's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Executive Officer & Board of Directors Member
Dates of Service: November, 2016 - Present

Responsibilities: Responsible for providing strategic, financial and operational leadership for the
company and will closely coordinate and work with the Board of Directors and senior leadership
team to ensure the financial success of the company. Cash compensation - $150,000 per year.
The option to purchase up to 2,600,000 shares of the common stock of the Company (the
"Common Stock") at an exercise price that is intended to be not less than the fair market value
of the underlying Common Stock on the date of grant as determined by the Board following an
independent third-party 409A valuation.

Name: David Scalzo
David Scalzo's current primary role is with Kirenaga Partners, LLC. David Scalzo currently
services Board member hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board of Directors Member
Dates of Service: December, 2021 - Present

Responsibilities: David Scalzo provides governance and represents Prisma's lead investor,
Kirenaga Partners, LP

Other business experience in the past three years:
Employer: Kirenaga Partners, LLC

Title: Founder and Managing Partner
Dates of Service: June, 2013 - Present
Responsibilities: Investment fund management

Other business experience in the past three years:
Employer: Northwestern University Wildcat Athletic Venture Fund (NU/WAVE)
Title: Fund Advisor
Dates of Service: January, 2018 - Present
Responsibilities: Serves as an advisor for fund activity

Other business experience in the past three years:
Employer: Censys Technologies Corporation
Title: Director
Dates of Service: January, 2020 - Present
Responsibilities: Serves on board of directors

Other business experience in the past three years:
Employer: Violet Defense
Title: Director
Dates of Service: January, 2020 - Present
Responsibilities: Serves on board of directors/governance

Other business experience in the past three years:
Employer: 4MATIV
Title: Director
Dates of Service: January, 2020 - Present
Responsibilities: Serves on board of directors/governance

Other business experience in the past three years:
Employer: Spintech Holdings, Inc.
Title: Director
Dates of Service: January, 2018 - Present
Responsibilities: Serves on board of directors/governance

Other business experience in the past three years:
Employer: Advisor Engine
Title: Co-Founder and Director
Dates of Service: January, 2015 - May, 2020
Responsibilities: Served on board of directors/governance

Name: Joseph Heanue
Joseph Heanue's current primary role is with Triple Ring Technologies. Joseph Heanue currently services Board member hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board of Directors member
Dates of Service: December, 2021 - Present

Responsibilities: Company governance

Other business experience in the past three years:
Employer: Triple Ring Technologies
Title: President and Chief Executive Officer
Dates of Service: January, 2005 - Present
Responsibilities: Responsible for guiding the mission and vision for a highly specialized research and development engineering company.

Name: Sheetal Patel
Sheetal Patel's current primary role is with Kiran and Pallavi Patel Family Office. Sheetal Patel currently services Board member hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Board of Directors member
Dates of Service: February, 2022 - Present
Responsibilities: Company governance

Other business experience in the past three years:
Employer: Kiran and Pallavi Patel Family Office
Title: Chief Operating Officer
Dates of Service: January, 2019 - Present
Responsibilities: Investment fund management

Other business experience in the past three years:
Employer: KDG Capital
Title: Principal Partner
Dates of Service: June, 2018 - Present
Responsibilities: Oversees asset management and real estate investments

Other business experience in the past three years:
Employer: Karma Equestrian Center
Title: Independent Business Owner
Dates of Service: October, 2013 - Present
Responsibilities: Oversees operations management and provides governance

Other business experience in the past three years:
Employer: S K Imaging, PLLC
Title: President and Founder
Dates of Service: July, 2009 - Present
Responsibilities: Provides operational oversight and corporate governance

Other business experience in the past three years:
Employer: Form I-9 Compliance, LLC
Title: Chief Executive Officer
Dates of Service: May, 2016 - December, 2021
Responsibilities: Provided vision and strategic development as well as management oversight for operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock
Stockholder Name: Michael Silver
Amount and nature of Beneficial ownership: 2,527,582
Percent of class: 72.9

Title of class: Series Seed Preferred Stock
Stockholder Name: Michael Silver
Amount and nature of Beneficial ownership: 783,865
Percent of class: 34.8

RELATED PARTY TRANSACTIONS

The Company entered into a Sales and Purchase Agreement with its Founder to repurchase 31,000 Preferred shares.

The Company entered into a lease agreement with its Founder to lease owned space to establish a secondary office location.

OUR SECURITIES

Non-Voting Common Stock
The amount of security authorized is 5,000,000 with a total of 43,283 shares outstanding.

Voting Rights
There are no voting rights associated with Non-Voting Common Stock.

Material Rights
General. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder

Dividend Rights. Holders of Common Stock have certain dividend rights. (See Exhibit F for additional detail)

Right of First Refusal. No stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire except as set forth in Section 6.3(b) of the Company Bylaws. Any purported transfer or disposition of shares in violation of the terms of Section 6.3(b) of the Company Bylaws shall be void and the Company shall not recognize or give any effect to such transaction. i. An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Company to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings, domestic partner sharing the same household, university or charitable organization or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of Section 6.3(b) of the Company Bylaws..

Voting Common Stock
The amount of security authorized is 12,000,000 with a total of 7,950,976 outstanding.
Voting Rights

1. General. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified

by the rights, powers and preferences of the holders of the Preferred Stock set forth herein. 2. Voting Common Stock. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

The amount of Voting Common Stock outstanding includes 4,485,860 shares reserved for issuance under the Company's 2021 Stock Incentive Plan.

General. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Dividend Rights. Holders of Common Stock have certain dividend rights. (See Exhibit F for additional detail)

Right of First Refusal. No stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire except as set forth in Section 6.3(b) of the Company Bylaws. Any purported transfer or disposition of shares in violation of the terms of Section 6.3(b) of the Company Bylaws shall be void and the Company shall not recognize or give any effect to such transaction. i. An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Company to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendents, whether by blood or by adoption, of such siblings, domestic partner sharing the same household, university or charitable organization or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of Section 6.3(b) of the Company Bylaws.

Series Seed Preferred Stock
The amount of security authorized is 4,000,000 with a total of 2,270,865 outstanding.

Voting Rights
On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. 3.2 Preferred Stock Protective Provisions. At any time when at least 1,000,000 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof) without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

Material Rights
The amount outstanding of Series Seed Preferred Stock does not include shares issued pursuant to the Company's Regulation D offering described in the company securities section.

Rights of conversion - Holders of preferred stock are entitled to certain rights to convert. (See Exhibit F for additional detail)

Liquidation preference - Holders of preferred shares shall receive certain preferences in the event of liquidations, dissolutions, mergers or consolidations. (See Exhibit F for additional detail)

Dividend Rights - Holders of preferred shares have certain dividend rights. (See Exhibit F for additional detail)

Anti-Dilution Provisions - Holders of Preferred Stock have certain Anti-Dilution protections. (See Exhibit F for additional detail)

Right of First Refusal. No stockholder or involuntary transferee shall dispose of or transfer any shares of the Company which such stockholder now owns or may hereafter acquire except as set forth in Section 6.3(b) of the Company Bylaws. Any purported transfer or disposition of shares in violation of the terms of Section 6.3(b) of the Company Bylaws shall be void and the

Company shall not recognize or give any effect to such transaction. i. An individual stockholder shall be free to transfer, during such stockholder's lifetime or by testamentary transfer, any or all of such stockholder's shares of the Company to such stockholder's spouse, any of such stockholder's children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings, or direct lineal descendants, whether by blood or by adoption, of such siblings, domestic partner sharing the same household, university or charitable organization or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Company to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all the terms of this provision and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of Section 6.3(b) of the Company Bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in our industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering non-voting common equity shares in the amount of up to $1.07 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the

Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our system. Delays or cost overruns in the development of our system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Prisma Imaging was formed on November 23, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Prisma Imaging has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the system is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the

Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Prisma Imaging, Inc.

By /s/ *Michael Silver*

Name: Prisma Imaging, Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

PRISMA IMAGING, INC.
CEO REVIEWED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

PRISMA IMAGING, INC.
CEO REVIEWED FINANCIAL STATEMENTS AND REPORT
FOR THE YEAR ENDED DECEMBER 31, 2022

Contents	Pages

CEO Financial Statement Certification

I, <u>Michael Silver</u>, the <u>Chief Executive Officer</u> of <u>Prisma Imaging Inc</u>., hereby certify that the financial statements of Prisma Imaging Inc. and notes thereto for the periods ending <u>December 31, 2021</u> and <u>December 31, 2022</u> included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year <u>2022</u> Prisma Imaging Inc. has not yet filed its federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __April 21, 2023__ (Date of Execution).

Michael Silver (Signature)

<u>Chief Executive Officer</u>

__April 21, 2023__ (Date)

PRISMA IMAGING, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2022

	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 46,356	$ 336,257
Total current assets	46,356	336,257
Non-current assets:		
Total Fixed Assets	53,278	-
Deferred tax asset, net	723	-
Total non-current assets	54,001	-
Total assets	**$ 100,357**	**$ 336,257**
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 368,156	$ -
Other liabilities	135,095	121,184
Total current liabilities	503,251	121,184
Non-current liabilities:		
Owner's loan	-	-
Convertible loan	90,000	-
Total non-current liabilities	-	-
Total liabilities	593,251	121,184
Equity:		
Common stock	347	346
Non-Voting Common stock	4	-
Preferred stock	225	176
Additional paid-in capital	2,326,933	1,766,189
Accumulated deficit	(2,820,403)	(1,551,638)
Total equity	(492,894)	215,073
Total liabilities and equity	**$ 100,357**	**$ 336,257**

The accompanying notes are an integral part of these financial statements.

PRISMA IMAGING, INC.

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

		2022		2021
Operating expenses:				
Salary & Wages	$	213,609	$	-
Claim settlement		-		125,000
Legal and professional services		59,444		67,143
Research		867,000		62,729
Insurance		9,924		3,763
Advertising and marketing		35,747		3,690
Travel		7,108		2,766
Bank charges		873		1,294
Stock compensation expense		-		229
Other		83,392		55,983
Total operating expenses		1,277,097		322,597
Other income		485		70,960
Net loss for the year	$	**(1,276,612)**	$	**(251,637)**

The accompanying notes are an integral part of these financial statements.

PRISMA IMAGING, INC.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Common stock	Non-Voting Common stock	Preferred stock	Additional paid-in capital	Accummulated Deficit	Total Equity
Balance as of January 1, 2021	-	-	-	-	$ (1,300,001)	$ (1,300,001)
Issuance of stock	$ 346	-	$ 176	$ 1,766,189	-	$ 1,766,711
Net loss for the year	-	-	-	-	$ (251,637)	$ (251,637)
Balance as of December 31, 2021	$ 346	-	$ 176	$ 1,766,189	$ (1,551,638)	$ 215,073
Balance as of January 1, 2022	$ 346	-	$ 176	$ 1,766,189	$ (1,551,638)	215,073
Issuance of stock	$ 1	$ 4	$ 49	$ 560,744	7,847	$ 568,645
Net loss for the year	-	-	-	-	$ (1,276,612)	$ (1,276,612)
Balance as of December 31, 2022	$ 347	$ 4	$ 225	$ 2,326,933	$ (2,820,403)	$ (492,894)

The accompanying notes are an integral part of these financial statements.

PRISMA IMAGING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

	2022	2021
Operating activities:		
Net Loss for the year	$ (1,276,612)	$ (251,637)
Adjustments for:		
Depreciation and amortization	-	-
Interest expense	-	-
Amortization	-	789
Changes in operating liabilities:		
(Decrease)Increase in accounts payable	368,156	(81,338)
(Decrease) Increase in other liabilities	49,097	378
Net cash used in operating activities	(859,359)	(331,808)
Investing activities		
Capital equipment	(53,279)	-
Net cash used in investing activities	(53,279)	-
Financing activities		
Issuance of stock	529,744	1,766,711
Loan converted into the issuance of stock	-	(1,101,731)
Owner's loan	-	-
Loan receipt	90,000	-
Net cash provided by financing activities	619,744	664,980
Net change in cash and cash equivalents	**(292,894)**	**333,172**
Cash and cash equivalents, beginning of the year	336,257	3,085
Cash and cash equivalents, end of year	**$ 43,363**	**$ 336,257**

The accompanying notes are an integral part of these financial statements.

PRISMA IMAGING, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1 – NATURE OF OPERATIONS

Prisma Imaging Inc. was formed on June 10, 2016 ("Inception") in the State of Delaware and was converted to a C-corporation on December 22, 2021, by amending its articles of incorporation. The financial statements of Prisma Imaging Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Alachua, Florida.

Prisma Imaging Inc. was formed as a research and development company for the purpose of designing and developing a novel, robotic CT (computerized tomography) imaging system for the large animal, equine veterinary services industry. The company's robotic CT imaging system uses robotics and a proprietary motion correction system enabling the capture of high resolution, CT images without the need for anesthesia, which is a significant limitation of current CT imaging systems. The impact of the company's innovation will allow CT imaging to become more routinely used by veterinarians to accurately diagnose equine patients as well as to enable preventive scanning services to be deployed for the performance horse industry, significantly reducing the occurrence of catastrophic injury events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from future sales of its robotic CT imaging system as well as recurring revenue in the form of royalty payments paid for each imaging study performed by the purchaser when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since January 1, 2020. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation

up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Accrued Liabilities
The Company has accrued $368,156 in Accounts Payable due Triple Ring Technologies for research and development services that have been provided. Triple Ring Technologies is the Company's primary services provider and co-development partner.

Convertible Notes:
The Company issued convertible loan into equity instrument of the principal amount of $30,000 to S. Meyers (an investor) on November 4, 2022 at the rate of 8% per annum.

The Company issued convertible loan into equity instrument of the principal amount of $30,000 to SKP Pegasus Investments LLC (an investor) on November 17, 2022 at the rate of 10% per annum.

The Company issued convertible loan into equity instrument of the principal amount of $30,000 to T. Carabajal (an investor) on December 28, 2022 at the rate of 8% per annum.

Other Liabilities
As of December 31, 2022 the Company owed $66,385 in unsecured debt in the form of credit card Account Payables.

As of December 31, 2022, the Company has accrued a payroll liability of $59,457.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Pending litigation
The Company is facing possible litigation related to $17,000 of unpaid license fees due the University of Florida Research Foundation.

Commitments
The Company executed a services agreement with its co-development partner, Triple Ring Technologies to provide research and development work and is responsible for $400,000 of remaining services to complete the executed scope of work.

The Company has made a lease agreement for its primary corporate office location on a month-to-month lease for $792 per month.

The Company has also made lease agreement for secondary office space on a month-to-month basis for $1,000 per month.

There are no contingencies reported as of December 31, 2022.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 12,000,000 shares of our Common stock with par value of $0.0001. As of December 31, 2022 the company has issued 3,465,116 shares of our common stock.

Non-Voting Common Stock
We have authorized the issuance of 5,000,000 shares of our Non-Voting common stock with par value of $0.0001. As of December 31, 2022 the company has issued 43,283 shares of our Non-Voting Common stock.

Preferred Stock
We have authorized the issuance of 4,000,000 shares of our Preferred stock with par value of $0.0001. As of December 31, 2022 the company has issued 2,245,865 shares of our Preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company entered into a Sales and Purchase Agreement with its Founder to repurchase 31,000 Preferred shares.

The Company entered into a month-to-month lease agreement for its Founder's owned office space to establish a secondary office location.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 5, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Michael Silver, Principal Executive Officer of Prisma Imaging, Inc., hereby certify that the financial statements of Prisma Imaging, Inc. included in this Report are true and complete in all material respects.

Michael Silver

Chief Executive Officer